031302

# FORM 5

**Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.** *See* **Instruction 1(b).**

**Form 3 Holdings Reported**

**Form 4 Transaction Reported**

**U. S. SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C.  20549**

## ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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| 1.  Name and Address of Reporting Person * | 2.  Issuer Name and Ticker or Trading Symbol | 6.  Relationship of Reporting Person to Issuer (Check all applicable) |
|---|---|---|
| Tofalli          Kimberly          Roy <br><br> (Last)          (First)          (Middle) | AnnTaylor Stores Corporation (ANN) | ___ Director          _____ 10% Owner <br><br> __X_ Officer (give title below)          _____ Other (specify below) <br> President, AnnTaylor Stores Division |

| c/o AnnTaylor Stores Corporation <br> 142 West 57<sup>th</sup> Street <br><br> (Street) | 3.  IRS or Social Security Number of Reporting Person (Voluntary) | 4.  Statement for Month/Year <br><br> Fiscal Year ended 02/02/2002 | 7.  Individual or Joint/Group Filing (Check applicable line) <br><br> __X_ Form filed by One Reporting Person |
|---|---|---|---|
| New York          New York          10019 <br><br> (City)          (State)          (Zip) |  | 5.  If Amendment, Date of Original (Month/Year) | _____ Form filed by More than One Reporting Person |

**Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned**

| 1. Title of Security (Instr. 3) | 2. Transaction Date (Month/ Day/ Year) | 3. Transaction Code (Instr. 8) | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned at End of of  Issuer's Fiscal Year (Instr. 3 and 4) | 6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|
| | | | Amount | (A) or (D) | Price | | | |
| Common Stock | 05/09/2001 | A | 30,000 | A | | | D | |
| Common Stock | 01/29/2002 | A | 3,000 | A | | 33,000 | D | |
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\* If the form is filed by more than one Reporting Person, See Instruction 4(b)(v).

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)

**(Print or Type Responses)**

SEC 2270 (10-94)

Y:legal/sec/Form 5/Form 5 for Kimberly Roy Tofalli 0302A

**FORM 5 (continued)**

## Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.,* puts, calls, warrants, options, convertible securities)

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3. Transaction Date (Month/ Day/ Year) | 4. Transaction Code (Instr. 8) | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) | | 6. Date Exercisable and Expiration Date (Month/ Day/Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of Derivative Security (Instr. 5) | 9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4) | 10. Ownership Of Derivative Security: Direct (D) or Indirect (I) (Instr. 4) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| Employee Stock Option (right to buy) | $30.25 | 05/09/2001 | A | 60,000 | | Note 1 | 05/09/2011 | Common Stock | 60,000 | | 60,000 | D | |
| Employee Stock Option (right to buy) | $37.95 | 01/29/2002 | A | 25,000 | | Note 1 | 01/29/2012 | Common Stock | 25,000 | | 25,000 | D | |
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**Explanation of Responses:**

**Note 1:** Exercisable 25% per year on each of the first four anniversaries of grant date.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  *See* **18 U.S.C. 1001 and 15 U.S.C. 78ff(a).**

__s/   Kimberly Roy Tofalli__          __03/14/2002__
** **Signature of Reporting Person**          **Date**

Note:   **File three copies of this Form, one of which must be manually signed.**
   **If space provided is insufficient,** *see* **Instruction 6 for procedure.**          **Page 2**

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.**          **SEC 2270 (10-94)**

**Y:legal/sec/Form 5/Form 5 for Kimberly Roy Tofalli 0302A**